Filed by Partners Trust Financial Group, Inc.
(Commission File No. 1-31277)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: BSB Bancorp, Inc.
(Commission File No. 0-17177)

The following is from an investor presentation that took place on December 24, 2003 in connection with the proposed acquisition by Partners Trust Financial Group, Inc. of BSB Bancorp, Inc.:

strategic alliance with Investor Presentation December 24, 2003

Forward-Looking Statements This presentation contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs of management as well as the assumptions made using information currently available to management. Since these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions. These risks and uncertainties include among others, the impact of changes in market interest rates and general economic conditions, changes in government regulations, changes in accounting principles and the quality or composition of the loan and investment portfolios. Therefore, actual future results may differ significantly from results discussed in the forward- looking statements due to a number of factors, which include, but are not limited to, factors discussed in the documents filed by the Company with the Securities and Exchange Commission from time to time.

Description of the Transaction Partners Trust Financial Group, Inc. ("Partners Trust") will undertake a second-step conversion Concurrent with the conversion, Partners Trust will acquire BSB Bancorp, Inc. ("BSB") Cash election merger: 60% common stock, 40% cash $36.00 per share in cash or 3.6 shares of converted Partners Trust common stock, or combination thereof At the conversion offering price of $10.00 per share stock consideration valued at $36.00 per share Aggregate purchase price of $347 million, including value of BSB options

Transaction Summary (1) Paid under certain circumstances

Transaction Multiples Deal Value includes consideration paid on common shares and value of rolled options Based on Core Deposits of $1.26 billion as of September 30, 2003

Overview of Partners Trust Over the past three years: transitioned a $983 million(1) mutual thrift into a $1.3 billion(2) community bank New management team with commercial bank experience First-step MHC conversion in April of 2002 Dividend commenced September 2002; increased twice Accretive acquisition of Herkimer Trust Corp. in 2002 On-track for three consecutive years of record earnings As of December 31, 2001 As of September 30, 2003

Overview of Partners Trust "Transitioning to a Community Bank Model" NPLs / Total Loans as of November 30, 2003 0.54% Quarter annualized

Overview of BSB $2.2 Billion commercial bank; largest independent bank headquartered in the Southern Tier of NYS Strong and growing presence in the Syracuse market New management team focused on asset quality improvement and financial performance 4th quarter sale of $36.7 million of under-performing loans

Overview of BSB "Focused on Asset Quality Improvement"

Financial and Strategic Rationale Effective deployment of second-step capital Significantly and immediately accretive to EPS One of the largest franchises in the center of NY State Maximizing potential in the Syracuse market: focal point for growth of the combined organization Synergistic combination of all business lines Enhances possibility for future strategic expansion

PRTR BSBN Financial and Strategic Rationale Linking two strong franchises in three markets: 15 branches in the Utica market, 11 branches in the Binghamton market(1) and 10 branches in the Syracuse market Tioga Broome Chenango Herkimer Oneida Onondaga (1) Includes Norwich branch

Market Share Analysis Dominance and Growth Syracuse (Onondaga) Utica/Herkimer Binghamton (Broome) Data Source: SNL Securities; Deposits in Thousands

Description of the 2nd Step Conversion Transition to full stock company owned by public shareholders Two primary events: Exchange offer for the publicly held minority shares Subscription and community offering of newly issued shares of Partners Trust An independent appraiser will value Partners Trust in order to establish: The range of exchange ratios for the minority shares The range of the number of new shares offered to the depositors of Partners Trust

Conservative Pro Forma Assumptions

Combined Position Combined data is based on historical results and does not include acquisition or conversion restructuring

Loan Portfolio Diversification PRO FORMA

PRO FORMA Deposit Composition

Conclusion Successful transition to a community bank model Track record of deploying capital Accretive commercial bank acquisition Strong pro forma financial condition Immediate deployment of new capital Powerful combined organization positioned for growth

Additional Information The proposed transactions will be submitted to stockholders of Partners Trust and BSB for their consideration. Partners Trust and BSB will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Partners Trust and BSB, at the SEC's Internet site (http://www.sec.gov/).

Additional Information Copies of the joint proxy statement/prospectus can be obtained, when available and without charge, by directing a request to Partners Trust Financial Group, Investor Relations, 233 Genesee Street, Utica, New York, (315) 738-4739 or to BSB Bancorp, Inc., Shareholder Relations Department, 58-68 Exchange Street, Binghamton, New York, (607) 779-2406. Partners Trust and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Partners Trust in connection with the Acquisition. Information about the directors and executive officers of Partners Trust and their ownership of Partners Trust common stock is set forth in the proxy statement, dated March 21, 2003, for Partners Trust's annual meeting of stockholders held on April 23, 2003, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Additional Information BSB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BSB in connection with the Acquisition. Information about the directors and executive officers of BSB and their ownership of BSB common stock is set forth in the proxy statement, dated March 28, 2003, for BSB's annual meeting of stockholders held on April 28, 2003, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.